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                             July 7, 2023

       Guy Adrian Robertson
       Chief Executive Officer and Director
       Fitell Corporation
       23-25 Mangrove Lane
       Taren Point, NSW 2229
       Australia

                                                        Re: Fitell Corporation
                                                            Amendment No. 5 to
Registration Statement on Form F-1
                                                            Filed June 21, 2023
                                                            File No. 333-267778

       Dear Guy Adrian Robertson:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 5 to Registration Statement on Form F-1 filed June 21,
2023

       Financial Statement Schedules, page II-1

   1. We note that the audited financial statements of Fitell Corporation are older than 12 months. Please explain
your consideration of Item 8.A.4 of Form 20-F and the
                                                        corresponding
instructions which indicates that, in the case of an initial public offering, audited financial
statements should generally not be older than 12 months at the time of filing. Please note
that audited financial statements not older than 15 months may be permitted if you are
able to represent the following: The company is not required to comply with the
12-month requirement for the age of financial statements in any other jurisdiction outside
the United States and complying with the 12-month requirement is impracticable or
involves undue hardship. If you meet the above criteria, please provide a
 Guy Adrian Robertson
Fitell Corporation
July 7, 2023
Page 2
      representation from management which indicates you meet the criteria and file that representation as an exhibit to the amendment to this registration statement. If you do not meet the criteria, please provide updated audited financial statements and related disclosures.
       You may contact Andi Carpenter at 202-551-3645 or Hugh West at 202-551-3872 if you
have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Jay Ingram at 202-551-3397 with any other questions.



                                                            Sincerely,
FirstName LastNameGuy Adrian Robertson
                                                            Division of
Corporation Finance
Comapany NameFitell Corporation
                                                            Office of
Manufacturing
July 7, 2023 Page 2
cc:       Mark E. Crone, Esq.
FirstName LastName